Dreyfus Short Duration Bond Fund (the “Registrant”)

Item 77D: Policies with respect to securities investments:

Effective November 15, 2013, the following changes occurred in the investment policy of the Registrant:

Exhibit (a): The Registrant invests at least 80% of its net assets in fix-income securities, principally investing in bonds rated investment grade (i.e. Baa/BBB or higher) at the time of purchase or if unrated, deemed of comparable quality by the Registrant’s advisor. The Registrant can invest up to 5% of its net assets in below investment grade securities.

- Registrant no longer has a 35% limitation on investing in mortgage-related securities.

As of November 15, 2013, the Fund also is permitted to invest in:

-Corporate Bonds

-Municipal Bonds

-Bonds of foreign governments and companies (limited to up to 30% of the Fund’s assets in the aggregate, up to 5% in non-U.S. dollar-denominated bonds and up to 5% in emerging market bonds)

-Asset-backed securities

-Inflation-indexed securities

-Zero-coupon, pay-in-kind and step-up securities

Exhibit (g): Effective November 15, 2013 the following changes occurred in the investment policy of the Registrant:

                - The Registrant has an effective duration of 1 year or less.

                - The Registrant’s benchmark is the BofA Merrill Lynch 1-Year U.S. Treasury Note Index.